                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D

                                [RULE 13d-101]


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             SECTION 240.13d-2(a)

                              (AMENDMENT NO. 1)*

                    Seacoast Banking Corporation of Florida
                    ---------------------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   811707306
                                   ---------
                                (CUSIP Number)

                                Edward S. Barr
                              E.S. Barr & Company
                         1999 Richmond Road, Suite 1B
                           Lexington, Kentucky 40502
                                (859) 266-1300
                                --------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               December 1, 2009
                               ----------------
            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: | |

         Note. Scheduled filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811707306                                               Page 2 of 11
                                      13D


1.       NAMES OF REPORTING PERSONS

         E.S. Barr & Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                        (a)        [ ]
                                        (b)        [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO - Funds of investment advisory clients
         WC - Working Capital

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Kentucky


NUMBER OF                   7.       SOLE VOTING POWER
SHARES                               39,500
BENEFICIALLY
OWNED BY                    8.       SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON WITH                 9.       SOLE DISPOSITIVE POWER
                                     2,097,925

                           10.       SHARED DISPOSITIVE POWER
                                     0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,097,925

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         3.970%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA

CUSIP No. 811707306                                               Page 3 of 11
                                      13D


1.       NAMES OF REPORTING PERSONS

         Edward S. Barr

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                        (a)        [ ]
                                        (b)        [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO - Funds of investment advisory clients
         PF - Personal Funds

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Mr. Barr is a citizen of the United States of America.



NUMBER OF                   7.       SOLE VOTING POWER
SHARES                               83,300
BENEFICIALLY
OWNED BY                    8.       SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON WITH                 9.       SOLE DISPOSITIVE POWER
                                     2,144,725

                           10.       SHARED DISPOSITIVE POWER
                                     0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,144,725

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         4.058%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC, IN

CUSIP No. 811707306                                               Page 4 of 11
                                      13D


1.       NAMES OF REPORTING PERSONS

         E.S. Barr Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                        (a)        [ ]
                                        (b)        [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO - Funds of investment advisory clients
         WC - Working Capital

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Kentucky


NUMBER OF                   7.       SOLE VOTING POWER
SHARES                                40,000
BENEFICIALLY
OWNED BY                    8.       SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON WITH                 9.       SOLE DISPOSITIVE POWER
                                     2,101,425

                           10.       SHARED DISPOSITIVE POWER
                                     0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,101,425

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         3.976%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC

CUSIP No. 811707306                                               Page 5 of 11
                                      13D


         This Amendment No. 1 (the "Amendment") amends and supplements the
                                    ---------
Statement on Schedule 13D, dated June 26, 2009 and filed on July 6, 2009 (the "Original Schedule 13D"), relating to the Common Stock (the "Securities"), of
 ---------------------                                       ----------
Seacoast Banking Corporation of Florida, a Florida corporation (the "Issuer").
                                                                     ------
This Amendment is being filed by Edward S. Barr ("Mr. Barr"), E.S. Barr &
                                                  --------
Company, a Kentucky corporation ("E.S. Barr"), and E.S. Barr Holdings, LLC
                                  ---------
("Holdings"), a Kentucky limited liability company, both being entities which
  --------
Mr. Barr directly or indirectly controls, to disclose the acquisition of the Issuer's Common Stock in open market transactions between October 3, 2009 and December 1, 2009. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons."

         Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND.

         Item 2 of the Original Schedule 13D is hereby amended to reflect that as of the date of this Amendment, the Reporting Persons in the aggregate own beneficially 4.058% of the Securities of the Issuer.

         For amendments to information required by instruction C to Schedule 13D with respect to the directors of the foregoing entities (collectively, "Covered Persons"), reference is made to Schedule I, attached hereto and incorporated herein by reference.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

         "The Reporting Persons used an aggregate of approximately $17,581,758.56 to purchase the Securities reported as beneficially owned in
Item 5. E.S. Barr used approximately $17,184,427.96 of funds that were provided through the accounts of certain of its investment advisory clients (and, in the case of a de minimis amount of the accounts, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. E.S. Barr and Holdings used approximately $100,076.54 and $11,210.25, respectively, of their own working capital funds to purchase Securities for their own investment accounts. Mr. Barr used approximately $286,043.81 of his own personal funds to purchase Securities for his own investment account."

ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

         "Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole or both investment and/or voting power, for its own account, or both.

         The Reporting Persons are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and

CUSIP No. 811707306                                               Page 6 of 11
                                      13D

discussions with knowledgeable industry observers and with representatives of such companies. The Reporting Persons do not believe they possess material inside information concerning the Issuer. While generally, the Reporting Persons hold the Securities for investment purposes only, the Reporting Persons do desire to suggest or take a position with respect to potential changes in the corporate governance, operations, board composition, management composition or capital structure of the Issuer as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, such matters as corporate governance, changing operating or marketing strategies, or asking the Issuer to pursue all strategic alternatives.

         Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its owners or clients and its fiduciary duties to such owners or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.

         Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D."

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

         "(a) The aggregate number of Securities to which this Schedule 13D relates is 2,144,725 shares, representing 4.058% of the 52,849,625 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarterly period ended September 30, 2009. The Reporting Persons beneficially own those Securities as follows:

----------------------------------------------------------------------------------------------------------------
                                         SHARES OF COMMON STOCK                 % OF CLASS OF COMMON
----------------------------------------------------------------------------------------------------------------
E.S. Barr                                        2,097,925                                3.970
----------------------------------------------------------------------------------------------------------------
Holdings                                         2,101,425                                3.976
----------------------------------------------------------------------------------------------------------------
Mr. Barr                                         2,144,725                                4.058
----------------------------------------------------------------------------------------------------------------

         Mr. Barr is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. E.S. Barr is deemed to have beneficial ownership of the Securities owned beneficially for its own account and by its clients. Holdings is deemed to have beneficial ownership of the Securities owned beneficially for its own account and owned beneficially by E.S. Barr."

         Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as set forth on Schedule II attached hereto and incorporated herein by reference.

CUSIP No. 811707306                                               Page 7 of 11
                                      13D

ITEM 7.    MATERIAL TO BE FILED AS AN EXHIBIT.

         The following Exhibit A is attached hereto.

                  Exhibit A:    Joint Filing Agreement

CUSIP No. 811707306                                               Page 8 of 11
                                      13D

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2009



                                                E.S. Barr & Company


                                                By:  /s/ Edward S. Barr
                                                     -------------------------
                                                         Edward S. Barr
                                                         President



                                                /s/  Edward S. Barr
                                                ------------------------------
                                                     Edward S. Barr



                                                E.S. Barr Holdings, LLC

                                                By:  /s/ Edward S. Barr
                                                     -------------------------
                                                         Edward S. Barr
                                                         Manager

CUSIP No. 811707306                                               Page 9 of 11
                                      13D

                                  SCHEDULE I

                     INFORMATION WITH RESPECT TO DIRECTORS
                          OF E.S. BARR HOLDINGS, LLC


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 to Schedule I of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

         "Mr. Campbell has used an aggregate of approximately $268,935.89 of personal funds to purchase the Securities reported as beneficially owned in
Item 5."

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 to Schedule I of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

         "(a) Mr. Campbell is the beneficial owner of 134,000 shares of the Securities, representing 0.254% of the 52,849,625 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarterly period ended September 30, 2009."

CUSIP No. 811707306                                               Page 10 of 11
                                      13D

                                  SCHEDULE II
                   INFORMATION WITH RESPECT TO TRANSACTIONS
                      EFFECTED DURING THE PAST SIXTY DAYS


-----------------------------------------------------------------------------------
 Transaction Type      Trade Date       Settle Date      Quantity     Average Price
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Bought                    10/5/09          10/8/09           500             2.46
-----------------------------------------------------------------------------------
Bought                   10/13/09         10/16/09        41,000             2.39
-----------------------------------------------------------------------------------
Bought                   10/14/09         10/19/09        17,400             2.34
-----------------------------------------------------------------------------------
Bought                   10/15/09         10/20/09        20,000             2.30
-----------------------------------------------------------------------------------
Bought                   10/20/09         10/23/09         1,000             2.31
-----------------------------------------------------------------------------------
Sold                     10/21/09         10/26/09           600             2.21
-----------------------------------------------------------------------------------
Bought                   10/22/09         10/27/09        91,300             2.18
-----------------------------------------------------------------------------------
Bought                   10/23/09         10/28/09        38,504             2.15
-----------------------------------------------------------------------------------
Bought                   10/26/09         10/29/09        34,400             1.86
-----------------------------------------------------------------------------------
Bought                   10/27/09         10/30/09         5,000             1.85
-----------------------------------------------------------------------------------
Bought                   10/28/09         11/02/09        43,450             1.61
-----------------------------------------------------------------------------------
Bought                   10/29/09         11/03/09        35,000             1.78
-----------------------------------------------------------------------------------
Bought                   11/03/09         11/06/09        10,850             1.46
-----------------------------------------------------------------------------------
Sold                     11/05/09         11/10/09         2,000             1.39
-----------------------------------------------------------------------------------
Bought                   11/11/09         11/16/09         3,000             1.22
-----------------------------------------------------------------------------------
Bought                   11/12/09         11/17/09        35,000             1.24
-----------------------------------------------------------------------------------
Bought                   11/13/09         11/18/09        22,500             1.44
-----------------------------------------------------------------------------------
Bought                   11/16/09         11/19/09         4,500             1.46
-----------------------------------------------------------------------------------
Bought                   11/20/09         11/25/09        11,500             1.64
-----------------------------------------------------------------------------------
Bought                   11/23/09         11/27/09        12,000             1.53
-----------------------------------------------------------------------------------
Bought                   11/25/09         12/01/09        15,000             1.42
-----------------------------------------------------------------------------------
Bought                   11/27/09         12/02/09        90,000             1.44
-----------------------------------------------------------------------------------
Bought                   11/30/09         12/03/09        91,250             1.53
-----------------------------------------------------------------------------------
Bought                   12/01/09         12/04/09       111,450             1.71
-----------------------------------------------------------------------------------

CUSIP No. 811707306                                               Page 11 of 11
                                      13D

                                   EXHIBIT A

                            JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of SEACOAST BANKING CORPORATION OF FLORIDA, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby executed this Agreement this 3rd day of December, 2009.


                                                E.S. Barr & Company


                                                By:  /s/ Edward S. Barr
                                                     -------------------------
                                                         Edward S. Barr
                                                         President



                                                /s/  Edward S. Barr
                                                ------------------------------
                                                     Edward S. Barr



                                                E.S. Barr Holdings, LLC

                                                By:  /s/ Edward S. Barr
                                                     -------------------------
                                                         Edward S. Barr
                                                         Manager